Exhibit 12.1

Datalink Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months
	Ended	Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges:
Earnings (loss) before income taxes	$(1,530)	$(358)	$5,632	$2,063	$3,294	$(2,915)
Fixed charges from operations

Interest expense and amortization of debt discount and issuance costs on all indebtedness		—	—	—	—	—
Interest included in rent	207	451	412	601	474	429
Total fixed charges from operations	207	451	412	601	474	429

Earnings (loss) before taxes and fixed charges	$(1,323)	$93	$6,044	$2,664	$3,768	$(2,486)

Ratio of earnings to fixed charges (1)	—	0.2	14.7	4.4	7.9	—
Coverage deficiency (2)	$(1,323)	$—	$—	$—	$—	$(2,486)

(1)          The ratio of earnings to fixed charges was computed by dividing earnings (loss) before income taxes by fixed charges from operations for the periods indicated. Fixed charges from operations include (i) interest expense and amortization of commitment fees, debt issuance costs and original issue discount,  and (ii) one-third of all rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense.

(2)          Earnings were inadequate to cover fixed charges.